FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2006
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: March 6, 2006	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-5546

Re:	Alcatel
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 001-11130

Dear Ms. Blye:
Reference is made to the comments of the Office of Global Security Risk of the Securities and Exchange Commission with respect to the above referenced annual report on Form 20-F of Alcatel, a French société anonyme, for the fiscal year ended December 31, 2004 that was filed on March 31, 2005, in your letter dated December 30, 2005.
I am writing to respond to the comments of your office and to provide the supplemental information that you have requested.
1/3. We are aware that five states in the U.S. have enacted legislation that requires divestment of state funds (which typically are employee pension funds) from, or reporting of interests in, companies that do business with Sudan. Based on current information, nine states have similar legislation pending. Alcatel has also been contacted by the controller or administrator of pension funds in certain of the states with pending legislation requesting that we cease doing business in Sudan. We also recognize that a few U.S. colleges and universities have adopted policies similar to the pending legislation.
We estimate that, in the aggregate, U.S. based pension funds and endowments own slightly less than 20 million Alcate ordinary shares (including ordinary shares represented by ADRs), corresponding to approximately 1.4% of our outstanding stock (approximately 1,428 million shares outstanding as of December 31, 2005). According to our records as of September 2005, the biggest such shareholder is CalPERS with approximately 2.4 million shares.

Please note that these U.S. based pension funds and endowments represent only a small fraction of our U.S. investors.
Daily, on average, 11 million Alcatel ordinary shares are traded on Euronext and 1 million Alcatel ADRs on the NYSE. Hence, Alcatel share ownership by U.S. based pension funds and endowments corresponds to less than 1.5 day of trading.
Assuming that all such institutions were to divest all of their Alcatel stockholdings, we do not believe that such divestiture would have a material impact on the market value of our securities, due to the collectively small shareholdings of the group compared to the number of outstanding shares and trading volume. Please note, moreover, that most of these institutions have not given us any indication that they intend to cause such divestiture. In addition, we do not believe the legislation or policies adopted by these states or endowments will materially limit our investor base, due to the small shareholdings that these institutions represented prior to the adoption of such legislation and policies.
We, too, are deeply concerned with the plight of the Sudanese people. However, we sincerely hold the view that our limited operations in Sudan help foster the dissemination of communication services to the population as a whole and as such, our activities help promote democracy and economic development. We recognize that in the eyes of certain potential investors, our reputation may be harmed because we conduct business in Sudan and as a result, those persons or entities may not purchase Alcatel stock or products. For example, we are currently in discussions with CalPERS and have expressed our opinion that a decision to divest or not acquire Alcatel shares would be counter-productive to the aim of helping the population of Sudan. We continue to be mindful of our ethical responsibilities in the global community when conducting business throughout the world. We sincerely hope that most investors will agree with the approach that we have taken when it comes to purchasing our products or stock.
2./3. Each of our divisions has developed procedures to ensure compliance with the relevant export laws and regulations throughout the world, including the U.S. Therefore, none of the products that we sell directly or, to our knowledge, indirectly, to Libya, Syria, Sudan or Iran are sold in violation of U.S. laws and regulations. Furthermore, we continuously seek to ensure that Alcatel’s activities are in compliance with the U.S. Commerce Department’s Commerce Control List.
For example, representatives from Alcatel Alenia Space (“AAS”) (which manufactures the satellite for delivery to Arabsat that you mentioned in comment 2), have met with several U.S. governmental officials to ensure compliance with U.S. export laws. In early December 2005, a delegation from AAS met with the Office of Defence Trade Control Licensing (Missile and Spacecraft Division) of the U.S. Department of State, the Office of National Security and Transfer Controls of the Bureau of Industry and Security of the Department of Commerce and the Defence Technology Security

Administration, as well as technical licensing officers of the Department of Defence to describe AAS’ export control policy and full commitment to remain compliant with U.S. export regulations.
*      *      *      *      *
The first paragraph of Alcatel’s Statement on Business Practices states “The Company’s activities and operations will be carried out in strict compliance with all applicable laws and the highest ethical standards.” Please see the statement on our internet site: http://www.alcatel.com/apropos/values/values02.htm, which is also available on our intranet site. To ensure our adherence to this principle, we have recently named a Chief Compliance Officer who reports directly to our Chief Executive Officer. Our management remains mindful of our objective to remain in full compliance with all applicable laws.
We would appreciate your review of the responses and supplemental information provided herein and your notification to us if you have further comments or questions. Please contact Lauren K. Boglivi of Proskauer Rose LLP at (212) 969-3082 should you have any questions or additional comments.

Very truly yours,

ALCATEL

By:

Jean-Pascal Beaufret Chief Financial Officer

cc:	Larry Spirgel, Assistant Director, Division of Corporation Finance James Lopez, Office of Global Security Risk Serge Tchuruk